Filed Pursuant to Rule 433

Registration No. 333-213047

Term Sheet

March 13, 2017

Issuer:	American Honda Finance Corporation

Security:	Fixed Rate Medium-Term Notes, Series A

Issuer Senior Long-Term Debt Ratings*:	Moody’s Investors Service, Inc.: A1 (negative outlook) Standard & Poor’s Ratings Services: A+ (negative outlook)

ISIN/Common Code/CUSIP:	XS1582233760 / 158223376 / 026657 AH9

Trade Date:	March 13, 2017

Original Issue Date:	March 21, 2017 (T+6)

Stated Maturity Date:	March 21, 2022

Principal Amount:	£350,000,000

Benchmark Government Security:	UKT 4.00% due March 7, 2022

Benchmark Government Security Yield:	0.422% (semi-annual)

Spread to Benchmark Government Security:	+90 bps

Re-Offer Yield:	1.322% (semi-annual)
1.326% (annual)

Price to Public:	99.873%

Commission:	0.350%

Net Proceeds to Issuer:	99.523% / £348,330,500

Interest Rate:	1.300% per annum, plus accrued interest, if any, from March 21, 2017

All-in Yield:	1.399% (annual)

Interest Payment Frequency:	Annual

Interest Payment Dates:	Each March 21, beginning on March 21, 2018, and at maturity

Day Count Convention:	Actual / Actual (ICMA)

Currency of Payment:	All payments of principal of, premium, if any, and interest on, the Notes, including any payments made upon any redemption of the Notes, will be payable in Sterling.

Payment of Additional Amounts:	Yes, as provided in the preliminary pricing supplement dated March 13, 2017 (the “Preliminary Pricing Supplement”).

Redemption for Tax Reasons:	Yes, as provided in the Preliminary Pricing Supplement.

Optional Redemption:	Comparable Government Bond Rate +15 bps, plus unpaid interest, if any, accrued thereon to but excluding the redemption date, as provided in the Preliminary Pricing Supplement.

Listing:	Application will be made to list the Notes on the New York Stock Exchange although the Issuer cannot guarantee such listing will be obtained.

Business Day Convention:	If any Interest Payment Date, the Stated Maturity Date or earlier redemption date falls on a day that is not a Business Day, the related payment of principal, premium, if any, or interest will be made on the next succeeding Business Day as if made on the date the applicable payment was due, and no interest will accrue on the amount so payable for the period from and after such Interest Payment Date, the Stated Maturity Date or earlier redemption date, as the case may be, to the date of such payment on the next succeeding Business Day.

Record Dates:	15th calendar day, whether or not a Business Day, immediately preceding the related Interest Payment Date

Trustee and Paying Agent:	Deutsche Bank Trust Company Americas

Registrar and Transfer Agent:	Deutsche Bank Trust Company Americas

Business Days:	Any day, other than a Saturday or Sunday, which is not a day on which banking institutions in the City of New York or London are authorized or required by law, regulation or executive order to close.

Minimum Denominations:	£100,000 and £1,000 increments thereafter

Joint Book-Running Managers:	Deutsche Bank AG, London Branch MUFG Securities EMEA plc

Co-Managers:	Barclays Bank PLC Citigroup Global Markets Limited Société Générale

*A securities rating is not a recommendation to buy, sell or hold securities and may be subject to withdrawal at any time.

The Issuer expects to deliver the Notes against payment for the Notes on or about March 21, 2017, the sixth U.S. business day following the date of the pricing of the Notes. Under Rule 15c6-1 of the U.S. Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in three business days, unless the parties to a trade expressly agree otherwise. Accordingly, purchasers who wish to trade Notes before March 16, 2017 will be required to specify alternative settlement arrangements to prevent a failed settlement.

This term sheet supplements the Preliminary Pricing Supplement, the prospectus supplement dated August 10, 2016 and the related prospectus dated August 10, 2016; capitalized terms used in this term sheet, but otherwise not defined, shall have the meanings assigned to them in the Preliminary Pricing Supplement or the related prospectus supplement and prospectus.

The issuer has filed a registration statement (including a prospectus) with the U.S. Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the aforementioned prospectus, prospectus supplement, the Preliminary Pricing Supplement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the web at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the aforementioned prospectus, the prospectus supplement and the applicable pricing supplement if you request it by contacting Deutsche Bank AG, London Branch toll-free at +1-800-503-4611 or MUFG Securities EMEA plc at +44-20-7577-2206.

Any disclaimer or other notice that may appear below is not applicable to this communication and should be disregarded. Such disclaimer or notice was automatically generated as a result of this communication being sent by Bloomberg or another email system.

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